FRANKLIN OGELE, P.A.
Attorney at Law
14 Penn Plaza
225 West 34th Street, 9th Fl
New York, New York, 10122
Phone: 973 277 4239 / Fax: 862 772 3985
www.ogelelaw.com / www.access-wallstreet.net

Office: (973) 277 4239	Admissions:
Fax: (862) 772 3985	New York, New Jersey and Washington, DC.

July 1, 2025

United States Securities

And Exchange Commission

Washington DC 20549

Re:	Njiko Holdings Inc.
Offering Statement on Form 1-a
Filed on June 23, 2025
File No. 024-126

Dear Sir/Madam:

This letter responds to the Staff letter of June 27, 2025.

Njiko Holdings Inc. (the “Issuer”) hereby requests that the Staff qualify the Offering Statement as of July 3, 2025 at 3 PM EST. Please be advised that no participant in the offering is required to clear its compensation with FINRA.

/s/ Franklin Ogele

Franklin Ogele

As Counsel for Njiko Holdings Inc.